Red White & Bloom and High Times® Respond to Demand with Second Release of Branded Cannabis Products in Michigan under Exclusive License

-High Times initial release sold out in hours-

-This second release will be available in 30 dispensaries throughout Michigan -

TORONTO, January 27, 2021 -- Red White & Bloom Brands Inc. (CSE: RWB) (OTCQX: RWBYF) (“RWB” or “Red White & Bloom” or the “Company”) is pleased to announce the second release of the High Times® exclusive line of cannabis products to the Michigan market are shipping now and will be available for purchase tomorrow, January 28th 2021 through licensed operators in the state.

After quickly selling out within hours of the initial launch, and significant demand from both consumers and Provisioning Centers (dispensaries), this next limited release will be carried by twice as many handpicked dispensaries and in three new unique strains; Mind Blown, Night Moves & Ratso’s Delight

“I couldn’t be more excited about our latest High Times® launch. The fact these products are in such insatiable demand is a testament to the brand and the quality of the products being released to the Michigan market” stated RWB Chairman & CEO Brad Rogers. “There is much more coming over the course of the next few weeks and this is a very exciting time for all who recognize and respect the fight and fortitude of High Times® as the only brand and the true “OG” of the cannabis industry. “

“We have a storied history in Michigan through our hosting of over 13 Cannabis Cup events that have been attended by nearly 300,000 thousand people from across the region” stated Hightimes Holding Corp.’s Chief Executive Officer Peter Horvath, adding “we expect this next release to see even greater demand and have expanded access to additional locations to help provide additional geographic coverage in the state for our many loyal followers”.

Once fully launched the collection of products will feature over 30 High Times® SKUs. In addition to the 6 strains of packaged flower already released, the line will bring prerolls, vapes and edibles in a number of varieties. The full line of products, will be in market Q1 2021.The

Company has exclusive licencing rights to brand dispensaries as well as manufacture and sell cannabis products for the most well-known brand in the industry throughout Michigan.

According to an article in New Cannabis Ventures (https://www.newcannabisventures.com/michigan-cannabis-sales-surge-in-december-to-reach-985-million-in-2020/), cannabis sales increased sharply in Michigan during December, according to the Michigan Marijuana Regulatory Agency with combined AU and Med sales of $101 million for the month. For the full year, combined cannabis sales were $984.6 million, with medical accounting for $474 million and adult-use generating $510.7 million.

In addition to its rights in Michigan, the Company holds the exclusive licencing rights to brand dispensaries as well as manufacture and sell cannabis products in Illinois and Florida, subject to regulatory approval, and rights to use additional Hightimes Holding Corp’s licenses throughout the world for CBD and other non-THC cannabinoids-based products, though not branded as High Times.

The Company also reports that it has issued 354,645 restricted shares units of the Company (“RSUs”) under the Company’s shareholder approved restricted share unit plan (the “RSU Plan”) to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest upon successful completion of pre-determined milestones (as determined by the board of directors and agreed upon by each consultant) being met and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.17 based on the closing price of the common shares on the Canadian Securities Exchange on January 26, 2021.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, California, Oklahoma, Arizona and Massachusetts with respect to cannabis, and the US and internationally for hemp-based CBD products.

About High Times:

For more than 46 years, High Times has been the world’s most well-known cannabis brand - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into a rapidly growing network of cannabis dispensaries, the host and creator of industry-leading events like the Cannabis Cup, the producer of globally distributed merchandise, benefactor of international licensing deals and provider of content for millions of fans and supporters across the globe. In the world of Cannabis, High Times is the most trusted arbiter of quality. For more information on High Times visit http://www.hightimes.com.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the phase one roll-out of an exclusive line of cannabis products to the Michigan market through existing licensed operators and the product offerings that the Company expects to be available to ship in Q1 2021. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.